DYNAVAX TECHNOLOGIES CORPORATION

2929 Seventh Street, Suite 100

Berkeley, CA 94710-2753

April 24, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

RE:	Dynavax Technologies Corporation Registration Statement on Form S-3 File No. 333-207966

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on April 26, 2017, or as soon thereafter as is practicable.

Thank you for your assistance. If you should have any questions, please contact Glen Sato or Marina Remennik of Cooley LLP, counsel to the Registrant, at (650) 843-5502 or (650) 843-5124.

DYNAVAX TECHNOLOGIES CORPORATION

By:	/s/ MICHAEL S. OSTRACH
Michael S. Ostrach
Senior Vice President and Chief Financial Officer